Exhibit 99.1

Borr Drilling Limited – New 3-year contracts for 5 jack-up drilling rigs in Mexico

Borr Drilling Limited (NYSE and OSE: “BORR”) is pleased to announce that its joint venture company in Mexico (Perfomex) has entered into new contracts for the Company’s five premium jack-up rigs “Galar”, “Gersemi”, “Grid”, “Njord” and “Odin” with OPEX Perforadora S.A. de C.V. and Perforadora Profesional Akal I S.A. de C.V, providers of integrated well services to Pemex.

The contracts are effective from October 20, 2022 and will maintain all five rigs contracted until December 31, 2025 for a combined contract value of $715 million, including upfront cash payments of $33 million in total. Further, these agreements incorporate enhanced terms that are expected to improve the economic efficiency of the business.

Borr Drilling Limited provides the five rigs on a bareboat basis to the joint ventures with bareboat earnings equivalent to residual cash from the day-rate earnings less payments of operating expenses and other fees in the joint ventures.

Hamilton, Bermuda

20 October 2022

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to the terms of the new contracts for five jack-up drilling rigs, including statements in relation to the commencement and duration of such contracts, the combined contract value, the upfront cash payment and bareboat rates, and other non-historical statements and may be identified by words such as "expect", "will" and similar expressions. The forward-looking statements included in this press release are subject to significant risks, uncertainties, contingencies and factors that may cause the Company’s actual results to be materially different from those expressed or implied by the forward-looking statements including risks related to the terms of the contracts, and other risks described in the Company’s most recent Annual Report on Form 20-F and other filings of the Company with the SEC. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.